EXHIBIT 12.1

ANWORTH MORTGAGE ASSET CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Fixed charges(1)	$89,265	$95,830	$115,707	$181,324	$224,884
Preferred stock dividends	5,885	5,764	5,906	5,928	4,749

Combined fixed charges and preferred stock dividends	$95,150	$101,594	$121,613	$187,252	$229,633

Fixed charges	$95,150	$101,594	$121,613	$187,252	$229,633
Income (loss) from continuing operations	122,876	110,499	130,234	55,049	(5,178)

	$218,026	$212,093	$251,847	$242,301	$224,455

Dollar amount of deficiency	$0	$0	$0	$0	$(5,178)

Ratio of earnings to combined fixed charges and preferred stock dividends	2.29	2.09	2.07	1.29	0.98

(1)	Fixed charges consist of interest expense on all indebtedness.